Exhibit 99.3

FF304

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	KE Holdings Inc.		
Date Submitted:	20 October 2022		

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the "Main Board Listing Rules") / rule 17.27A of the GEM Rules (the "GEM Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange")

Section I					
1. Type of shares	WVR ordinary shares	Class of shares	Class A	Listed on SEHK *(Note 11)*	Yes
Stock code (if listed)	02423	Description			

Issues of shares *(Notes 6 and 7)*	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue *(Notes 4, 6 and 7)*	Issue price per share *(Notes 1 and 7)*	Closing market price per share of the immediately preceding business day *(Note 5)*	% discount(-)/ premium of issue price to market price *(Note 7)*
Opening balance as at *(Note 2)* 18 October 2022	3,635,326,753				
1). Repurchase of shares (or other securities) but not cancelled Date of changes 01 September 2022	435,000	%			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 02 September 2022	812,592	%			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 06 September 2022	442,077	%			%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 07 September 2022	429,456	%			%

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FF304

5).	Repurchase of shares (or other securities) but not cancelled Date of changes 08 September 2022	1,218,189	%			%
6).	Repurchase of shares (or other securities) but not cancelled Date of changes 12 September 2022	416,886	%			%
7).	Repurchase of shares (or other securities) but not cancelled Date of changes 13 September 2022	664,560	%			%
8).	Repurchase of shares (or other securities) but not cancelled Date of changes 14 September 2022	416,511	%			%
9).	Repurchase of shares (or other securities) but not cancelled Date of changes 16 September 2022	515,244	%			%
10).	Repurchase of shares (or other securities) but not cancelled Date of changes 19 September 2022	502,197	%			%
11).	Repurchase of shares (or other securities) but not cancelled Date of changes 20 September 2022	499,611	%			%
12).	Repurchase of shares (or other securities) but not cancelled Date of changes 21 September 2022	711,777	%			%
13).	Repurchase of shares (or other securities) but not cancelled Date of changes 22 September 2022	892,032	%			%
14).	Repurchase of shares (or other securities) but not cancelled Date of changes 23 September 2022	744,030	%			%
15).	Repurchase of shares (or other securities) but not cancelled	537,498	%			%

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	Date of changes 26 September 2022					
16).	Repurchase of shares (or other securities) but not cancelled Date of changes 27 September 2022	354,375	%			%
17).	Repurchase of shares (or other securities) but not cancelled Date of changes 28 September 2022	138,519	%			%
18).	Repurchase of shares (or other securities) but not cancelled Date of changes 29 September 2022	184,041	%			%
19).	Repurchase of shares (or other securities) but not cancelled Date of changes 30 September 2022	70,464	%			%
20).	Repurchase of shares (or other securities) but not cancelled Date of changes 10 October 2022	600,000	%			%
21).	Repurchase of shares (or other securities) but not cancelled Date of changes 11 October 2022	600,000	%			%
22).	Repurchase of shares (or other securities) but not cancelled Date of changes 12 October 2022	600,000	%			%
23).	Repurchase of shares (or other securities) but not cancelled Date of changes 13 October 2022	600,000	%			%
24).	Repurchase of shares (or other securities) but not cancelled Date of changes 14 October 2022	2,310,000	%			%
25).	Repurchase of shares (or other securities) but not cancelled Date of changes 17 October 2022	2,310,000	%			%

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FF304 vPage 4 of 71.2.4 26).Repurchase of shares (or other securities) but not cancelledDate of changes18 October 2022 2,310,000% % 27).Repurchase of shares (or other securities) but not cancelledDate of changes19 October 2022 2,310,000 0.061% % Closing balance as at (Note 8)19 October 2022 3,635,326,753

FF304 vPage 5 of 71.2.4 N/ANotes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, closing market price per share of the immediately preceding business day should be construed as closing market price per share of the business day on which the shares were last traded. 6. In the context of a repurchase of shares: ■ issues of shares should be construed as repurchases of shares; and ■ issued shares as a % of existing number of shares before relevant share issue should be construed as repurchased shares as a % of existing number of shares before relevant share repurchase. 7. In the context of a redemption of shares: ■ issues of shares should be construed as redemptions of shares; ■ issued shares as a % of existing number of shares before relevant share issue should be construed as redeemed shares as a % of existing number of shares before relevant share redemption; and ■ issue price per share should be construed as redemption price per share. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. Identical means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 vPage 6 of 71.2.411. SEHK refers to Stock Exchange of Hong Kong.

FF304

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II

1. Type of shares	WVR ordinary shares	Class of shares	Class A	Listed on SEHK (Note)	Yes
Stock code (if listed)	02423	Description			

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
1). 19 October 2022	2,310,000	On another stock exchange New York Stock Exchange	USD 3.92	USD 3.49	USD 8,481,473
Total number of securities purchased	2,310,000			Total paid $	USD 8,481,473

B. Additional information for issuer whose primary listing is on the Exchange

1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) ______

2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ((a) x 100)/ Number of shares in issue ______ %

We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Listing Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 30 June 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange.

Remarks: B1) Number of such securities purchased on the above said exchange since the ordinary resolution passed at the annual general meeting held on August 12, 2022 is 21,625,059.
B2) % of number of shares in issue at time the ordinary resolution passed acquired on the above said exchange since date of resolution is 0.57%.

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by: Siting Li
(Name)

Title: Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)

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